

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Via E-Mail
Hernán Kazah
Chief Financial Officer
MercadoLibre, Inc.
Arias 375, 7th Floor
Buenos Aires, C1430CRG, Argentina

> **Re:** **MercadoLibre, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-33647**

Dear Mr. Kazah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

"Political and economic conditions in Venezuela . . .", page 26

1. We note your disclosure on page 27 where you state that you requested U.S. dollars at the official exchange rate for the first time for dividend distributions, which is pending approval from the Venezuelan Commission of Foreign Exchange Administration. Please clarify and quantify the restriction this pending approval has on the distribution of your net assets from your Venezuelan operations to either the parent company or your shareholders, if any (see Rule 4-08(e) of Regulation S-X).

2. In addition, given the risks presented by currency restrictions discussed, as well as concern over whether the official rate is reflective of economic reality, tell us if you

considered providing summarized financial information for your Venezuelan operations, including sales, total assets, liabilities and net assets as of the periods presented in either your MD&A or liquidity discussion. In your response, please provide us with balance sheet information for your Venezuelan operations as of December 31, 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Income Taxes, page 61

3. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 71

4. You indicate on page F-48 that some of your non-U.S. subsidiaries' undistributed earnings are intended to be indefinitely reinvested in your international operations and potential acquisitions related to those operations. Please clarify and disclose in future filings what portion of the $45.6 million in total non-U.S. subsidiaries' undistributed earnings are considered to be indefinitely reinvested. If it is material to your operations, tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Item 15. Exhibits and Financial Statement Schedules

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

5.   We note that you earn revenue from various fees, such as listing and optional fees (upfront fees), final value fees, and on-line payment fees in certain instances. Please provide us with and tell us how you considered disclosing your accounting policy for recognizing revenue for multiple element arrangements pursuant to ASC 605-25-50.

Highly Inflationary status in Venezuela, page F-20

6.   We note that the Company accounted for its Venezuela operations as highly inflationary beginning on January 1, 2010 in accordance with ASC 830-30-S99. Please tell us the differences, if any, between the amounts reported for financial reporting purposes versus the underlying U.S. dollar denominated values for each relevant line item while using the parallel rates. Additionally, please tell us if such amounts were recognized through the income statement or the cumulative translation adjustment and how you determined this classification was appropriate. To the extent this information is material, tell us how you considered disclosing it pursuant to the disclosure guidance in ASC 830-30-S99.

Note 8. Fair Value Measurement of Assets and Liabilities, page F-40

7.   For your available for sale securities with gross unrealized loss positions, please tell us how you considered providing all of the disclosures required by ASC 320-10-50-6(b).

Note 14. Income Taxes, page F-46

8.   Tell us how you considered disclosing the amounts and expiration dates of operating loss and tax credit carry-forwards for tax purposes pursuant to ASC 740-10-50-3(a).

9.   We also note that you reversed $4.6 million and $4.1 million of your deferred tax asset valuation allowance in fiscal 2010 and 2009, respectively. Please describe in further detail the tax planning strategies you implemented during both of these years to more efficiently use your accumulated tax loss carry-forward credits from acquired companies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief